FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

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This announcement contains inside information

19 July 2016 14:15

ASTRAZENECA RECEIVES APPROVAL IN THE EU FOR QTERN (SAXAGLIPTIN AND DAPAGLIFLOZIN) FOR TREATMENT OF TYPE 2 DIABETES

AstraZeneca today announced that the European Commission (EC) has approved Qtern (saxagliptin/dapagliflozin) tablets for the treatment of type 2 diabetes in all 28 EU member countries plus Iceland, Liechtenstein and Norway. The fixed-dose combination of saxagliptin and dapagliflozin is the first DPP-4i/SGLT-2i combination product to be approved in Europe.

Qtern is indicated for adults with type 2 diabetes aged 18 years and older to improve glycaemic control when metformin and/or sulphonylurea and one of the mono-components of Qtern alone do not provide adequate control, or when a patient is already being treated with the free combination of saxagliptin and dapagliflozin.

Elisabeth Björk, Vice President, Head of Cardiovascular and Metabolic Diseases, Global Medicines Development at AstraZeneca said: “Nearly half of all people with type 2 diabetes are unable to reach their treatment goal and so risk developing complications due to hyperglycaemia. Qtern is the first combination product of its kind approved in Europe and an important new treatment option to help patients reach their goals through powerful HbA1c reduction.”

The approval is based on data from three trials in type 2 diabetes submitted to the European Medicines Agency. In two trials, the combination of saxagliptin and dapagliflozin with metformin resulted in statistically significant reductions in HbA1c in comparison to patients treated with placebo. An additional trial showed that the combination of saxagliptin and dapagliflozin added to metformin resulted in statistically superior reductions in HbA1c in comparison to patients treated with saxagliptin or dapagliflozin alone added to metformin. In these trials, the safety profile of Qtern was similar to the known safety profiles of saxagliptin and dapagliflozin.

About AstraZeneca in Diabetes
AstraZeneca is pushing the boundaries of science with the goal of developing life-changing medicines that aim to reduce the global burden and complications of diabetes. Our current portfolio consists of the three newest classes of non-insulin, anti-diabetic treatments that support individualised treatment approaches: SGLT-2 inhibitors, GLP-1 receptor agonists and DPP-4 inhibitors.

As a main therapy area for the company, we are focusing our research and development efforts on diverse populations and patients with significant co-morbidities, such as cardiovascular disease, obesity, non-alcoholic steatohepatitis (NASH) and chronic kidney disease.

Our commitment to diabetes is exemplified by the depth and breadth of our global clinical research programme. This commitment is advancing understanding of the treatment effects of our diabetes medicines in broad patient populations, as well as exploring combination product approaches to help more patients achieve treatment success earlier in their disease progression. Our ambition is to reduce the long-term impact of diabetes.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory and Autoimmunity, Cardiovascular and Metabolic Diseases, and Oncology. The Company is also active in inflammation, infection and neuroscience through numerous collaborations. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory & Autoimmunity	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Infection & Neuroscience	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 July 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary